Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2015 and 2014

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2015 (Unaudited)		December 31, 2014 (Audited)		June 30, 2014 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$34,285	7	$23,560	5	$28,141	6
Financial assets at fair value through profit or loss	1	—	1	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—
Held-to-maturity financial assets	2,903	1	3,457	1	4,467	1
Hedging derivative assets	—	—	—	—	—	—
Trade notes and accounts receivable, net	27,552	6	26,228	6	23,610	5
Accounts receivable from related parties	22	—	81	—	70	—
Inventories	6,713	1	7,097	2	8,194	2
Prepayments	5,791	1	2,444	—	5,595	2
Other current monetary assets	14,879	3	3,325	1	5,182	1
Other current assets	2,494	1	3,219	1	5,267	1

Total current assets	94,640	20	69,412	16	80,526	18

NONCURRENT ASSETS
Available-for-sale financial assets	5,942	1	6,281	1	5,215	1
Held-to-maturity financial assets	3,799	1	4,028	1	5,715	1
Investments accounted for using equity method	2,678	1	2,750	1	2,328	—
Property, plant and equipment	295,149	64	302,650	68	298,533	66
Investment properties	7,666	2	7,621	2	8,010	2
Intangible assets	41,412	9	42,825	9	43,763	10
Deferred income tax assets	1,908	—	1,826	—	1,778	—
Prepayments	3,484	1	3,504	1	3,410	1
Other noncurrent assets	5,252	1	5,601	1	5,212	1

Total noncurrent assets	367,290	80	377,086	84	373,964	82

TOTAL	$461,930	100	$446,498	100	$454,490	100

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2015 (Unaudited)		December 31, 2014 (Audited)		June 30, 2014 (Unaudited)
	Amount	%	Amount	%	Amount	%
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$860	—	$564	—	$1,085	—
Financial liabilities at fair value through profit or loss	2	—	—	—	—	—
Hedging derivative liabilities	—	—	—	—	—	—
Trade notes and accounts payable	15,318	3	18,519	4	12,387	3
Payables to related parties	432	—	408	—	640	—
Current tax liabilities	6,644	2	6,982	2	6,368	1
Dividends payable	37,673	8	—	—	18,526	4
Other payables	20,182	5	24,335	6	38,862	9
Provisions	253	—	179	—	119	—
Advance receipts	9,616	2	9,913	2	9,060	2
Current portion of long-term loans	3	—	—	—	300	—
Other current liabilities	1,489	—	1,619	—	1,607	—

Total current liabilities	92,472	20	62,519	14	88,954	19

NONCURRENT LIABILITIES
Long-term loans	1,797	—	1,900	—	1,748	1
Deferred income taxes liabilities	108	—	132	—	111	—
Provisions	49	—	93	—	121	—
Customers’ deposits	4,655	1	4,759	1	4,775	1
Net defined benefit liabilities	6,671	2	6,470	2	5,679	1
Deferred revenue	3,572	1	3,398	1	3,566	1
Other noncurrent liabilities	1,983	—	1,515	—	1,329	—

Total noncurrent liabilities	18,835	4	18,267	4	17,329	4

Total liabilities	111,307	24	80,786	18	106,283	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574	17	77,574	18	77,574	17

Additional paid-in capital	146,738	32	146,720	33	146,717	32

Retained earnings
Legal reserve	77,574	17	76,893	17	76,893	17
Special reserve	2,676	—	2,820	1	2,820	1
Unappropriated earnings	40,640	9	55,895	12	40,200	9

Total retained earnings	120,890	26	135,608	30	119,913	27

Other adjustments	478	—	886	—	(412)	—

Total equity attributable to stockholders of the parent	345,680	75	360,788	81	343,792	76
NONCONTROLLING INTERESTS	4,943	1	4,924	1	4,415	1

Total equity	350,623	76	365,712	82	348,207	77

TOTAL	$461,930	100	$446,498	100	$454,490	100

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2015		2014		2015		2014
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$56,920	100	$55,784	100	$113,393	100	$110,834	100
OPERATING COSTS	35,711	63	35,037	63	72,407	64	70,037	63

GROSS PROFIT	21,209	37	20,747	37	40,986	36	40,797	37

OPERATING EXPENSES
Marketing	6,026	11	6,428	11	12,009	11	12,596	11
General and administrative	1,105	2	1,084	2	2,250	2	2,167	2
Research and development	866	1	897	2	1,701	1	1,791	2

Total operating expenses	7,997	14	8,409	15	15,960	14	16,554	15

OTHER INCOME AND EXPENSES	(15)	—	(11)	—	(44)	—	(20)	—

INCOME FROM OPERATIONS	13,197	23	12,327	22	24,982	22	24,223	22

NON-OPERATING INCOME AND EXPENSES
Interest income	95	—	84	—	162	—	143	—
Other revenue	270	1	142	—	523	1	395	—
Other gains and losses	(196)	—	23	—	(71)	—	(10)	—
Interest expenses	(6)	—	(10)	—	(15)	—	(19)	—
Share of the profit of associates and joint ventures accounted for using equity method	223	—	256	1	507	—	417	1

Total non-operating income and expenses	386	1	495	1	1,106	1	926	1

INCOME BEFORE INCOME TAX	13,583	24	12,822	23	26,088	23	25,149	23
INCOME TAX EXPENSE (BENEFIT)	(279)	—	1,039	2	2,744	3	3,942	4

NET INCOME	13,862	24	11,783	21	23,344	20	21,207	19

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—	—	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(56)	—	(51)	—	(85)	—	(37)	—
Unrealized gain (loss) on available-for-sale financial assets	(761)	(1)	26	—	(333)	—	(234)	—
Cash flow hedges	—	—	—	—	—	—	—	—
Share of exchange differences arising from the translation of the foreign operations of associates	(1)	—	(32)	—	—	—	(24)	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	(1)	—	1	—	(4)	—	2	—

	(819)	(1)	(56)	—	(422)	—	(293)	—

Total other comprehensive loss, net	$(819)	(1)	$(56)	—	$(422)	—	$(293)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2015		2014		2015		2014
	Amount	%	Amount	%	Amount	%	Amount	%
TOTAL COMPREHENSIVE INCOME	$13,043	23	$11,727	21	$22,922	20	$20,914	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$13,597	24	$11,576	21	$22,955	20	$20,869	19
Noncontrolling interests	265	—	207	—	389	1	338	—

	$13,862	24	$11,783	21	$23,344	21	$21,207	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$12,787	23	$11,536	21	$22,547	20	$20,601	19
Noncontrolling interests	256	—	191	—	375	—	313	—

	$13,043	23	$11,727	21	$22,922	20	$20,914	19

EARNINGS PER SHARE
Basic	$1.75		$1.49		$2.96		$2.69

Diluted	$1.75		$1.49		$2.95		$2.69

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences Arising from the Translation of the Foreign	Unrealized Gain (Loss) on Available-for- sale Financial			Total Equity Attributable to Stockholders
			Retained Earnings
	Common	Additional	Legal Reserve	Special	Unappropriated	Total Retained			Cash Flow	Total Other		Noncontrolling	Total Equity
	Stock	Paid-in Capital		Reserve	Earnings	Earnings	Operations	Assets	Hedges	Adjustments	of the Parent	Interests
BALANCE, JANUARY 1, 2014	$77,574	$163,294	$74,819	$2,676	$40,075	$117,570	$6	$(150)	$—	$(144)	$358,294	$4,846	$363,140
Appropriation of 2013 earnings
Legal reserve	—	—	2,074	—	(2,074)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144	(144)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,526)	(18,526)	—	—	—	—	(18,526)	—	(18,526)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(797)	(797)
Cash distributed from additional paid-in capital	—	(16,577)	—	—	—	—	—	—	—	—	(16,577)	—	(16,577)
Net income for the six months ended June 30, 2014	—	—	—	—	20,869	20,869	—	—	—	—	20,869	338	21,207
Other comprehensive loss for the six months ended June 30, 2014	—	—	—	—	—	—	(44)	(224)	—	(268)	(268)	(25)	(293)

Total comprehensive income (loss) for the six months ended June 30, 2014	—	—	—	—	20,869	20,869	(44)	(224)	—	(268)	20,601	313	20,914

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	53	53

BALANCE, JUNE 30, 2014	$77,574	$146,717	$76,893	$2,820	$40,200	$119,913	$(38)	$(374)	$—	$(412)	$343,792	$4,415	$348,207

BALANCE, JANUARY 1, 2015	$77,574	$146,720	$76,893	$2,820	$55,895	$135,608	$146	$740	$—	$886	$360,788	$4,924	$365,712
Appropriation of 2014 earnings
Legal reserve	—	—	681	—	(681)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	(144)	144	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673)	(37,673)	—	—	—	—	(37,673)	—	(37,673)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(354)	(354)
Reversal of special reserve recognized from land disposal	—	—	—	—	—	—	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45
Net income for the six months ended June 30, 2015	—	—	—	—	22,955	22,955	—	—	—	—	22,955	389	23,344
Other comprehensive loss for the six months ended June 30, 2015	—	—	—	—	—	—	(69)	(339)	—	(408)	(408)	(14)	(422)

Total comprehensive income (loss) for the six months ended June 30, 2015	—	—	—	—	22,955	22,955	(69)	(339)	—	(408)	22,547	375	22,922

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	29	29
Purchase of treasury stocks by a subsidiary	—	(9)	—	—	—	—	—	—	—	—	(9)	(49)	(58)

BALANCE, JUNE 30, 2015	$77,574	$146,738	$77,574	$2,676	$40,640	$120,890	$77	$401	$—	$478	$345,680	$4,943	$350,623

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Six Months Ended June 30
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$26,088	$25,149
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	15,415	16,106
Amortization	1,539	785
Provision for doubtful accounts	190	148
Interest expenses	15	19
Interest income	(162)	(143)
Dividend income	(218)	(77)
Compensation cost of employee share options	29	53
Share of the profit of associates and joint ventures accounted for using equity method	(507)	(417)
Impairment loss on available-for-sale financial assets	26	9
Provision for inventory and obsolescence	91	248
Gain on disposal of financial instruments	—	(44)
Loss on disposal of property, plant and equipment	44	20
Loss on disposal of intangible assets	—	—
Loss (gain) on disposal of investments accounted for using equity method	(5)	4
Valuation loss on financial instruments at fair value through profit or loss, net	1	—
Loss (gain) on foreign exchange	(6)	107
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1	—
Trade notes and accounts receivable	(1,494)	(855)
Receivables from related parties	59	—
Inventories	292	(593)
Other current monetary assets	(254)	(274)
Prepayments	(3,327)	(3,172)
Other current assets	726	(1,306)
Increase (decrease) in:
Trade notes and accounts payable	(3,191)	(3,256)
Payables to related parties	24	83
Other payables	(2,234)	(4,188)
Provisions	31	(13)
Advance receipts	(296)	(403)
Other current liabilities	(127)	6
Deferred revenue	174	(135)
Net defined benefit liabilities	201	195

Cash generated from operations	33,125	28,056

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Six Months Ended June 30
	2015	2014
Interest paid	$(16)	$(19)
Income tax paid	(3,195)	(4,005)

Net cash provided by operating activities	29,914	24,032

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(22)	(47)
Proceeds from disposal of available-for-sale financial assets	1	84
Capital reduction of available-for-sale financial assets	—	44
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(11,448)	(411)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	554	435
Acquisition of held-to-maturity financial assets	(1,002)	—
Proceeds from disposal of held-to-maturity financial assets	1,775	1,570
Acquisition of investments accounted for using equity method	(6)	(133)
Proceeds from disposal of investments accounted for using equity method	11	—
Acquisition of property, plant and equipment	(10,321)	(13,090)
Proceeds from disposal of property, plant and equipment	1	4
Acquisition of intangible assets	(127)	(149)
Decrease (increase) in other noncurrent assets	362	(341)
Interest received	139	22
Cash dividends received	406	452

Net cash used in investing activities	(19,677)	(11,560)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,750	831
Repayment of short-term loans	(2,454)	—
Proceeds from long-term loans	—	348
Repayment of long-term loans	(100)	—
Customers’ deposits refunded	(107)	(59)
Increase (decrease) in other noncurrent liabilities	466	(5)
Proceeds from disposal of interest in subsidiaries without losing control	45	—
Other change in noncontrolling interests	(35)	—

Net cash provided by financing activities	565	1,115

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(77)	(31)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Six Months Ended June 30
	2015	2014
NET INCREASE IN CASH AND CASH EQUIVALENTS	$10,725	$13,556
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	23,560	14,585

CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,285	$28,141

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2015 and 2014, the related consolidated statements of comprehensive income for the three months ended June 30, 2015 and 2014 and for the six months ended June 30, 2015 and 2014, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2015 and 2014 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board. The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under IFRSs.